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SECURI 04016210 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Quaker Capital Markets Group, Inc.
~~**Leighton McGill Group, Inc.**~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 Darby Road
(No. and Street)

Paoli	PA	19301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald P. McGill (610) 725-9290
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&H Certified Public Accountants, LLC
(Name - if individual, state last, first, middle name)

183 Madison Ave.	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Quaker Capital Markets Group, Inc. dba Leighton McGill, Group, Inc.

Leighton McGill Group, Inc.
53 Darby Road
Paoli, PA 19301
(610) 725-9290

March 5, 2004

8-49297

RECEIVED MAR 15 2004 SEC MAIL PROCESSING WASH, D.C. 187

Mr. Daniel Elgart
National Association of Securities Dealers
11 Penn Center
Suite 1900
Philadelphia, PA 19103

Dear Mr. Elgart:

As you have brought to my attention it appears that some of the copies of our financial statements, as of December 31, 2003, contained a typographic error on the balance sheet. These statements were corrected by our auditors, but it appears that when the reports were put together some of the copies did not contain the corrected balance sheet.

I have enclosed a copy of the corrected balance sheet and a notarized affirmation statement. In addition I have mailed a copy of the balance sheet, this letter and notarized affirmation to:

1. Sherry Lawrence, NASD Rockville, MD
2. Lawrence Ehrhart, SEC Philadelphia, PA
3. SEC Washington, DC

If you require any additional information please fell free to call.

Sincerely,

Donald McGill

Donald McGill
President

AM

AFFIRMATION

I, Donald P. McGill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Leighton McGill Group, Inc. (Company) at December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Donald P. McGill

Donald P. McGill, President

Sworn and subscribed to before me this 5TH day of MARCH, 2004.

Peggy J Burroughs

NOTARIAL SEAL
PEGGY J. BURROUGHS, NOTARY PUBLIC
TREDYFFRIN TWP., CHESTER COUNTY
MY COMMISSION EXPIRES AUG. 12, 2007

LEIGHTON MCGILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash	$ 1,258
Deposits with clearing organization	25,000
Accounts receivable	4,421
Office equipment (net of $11,712 in accumulated depreciation)	2,324
Securities – market	8,850
Securities – cost	21,100
Total Assets	$ 62,953

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 8,245
Demand officer loan (no interest)	11,500
Total Liabilities	19,745
Stockholders' Equity:	
Common stock, 2,000 shares authorized, no par value; 1,500 shares issued and outstanding	1,500
Additional paid-in capital	40,285
Comprehensive loss	(3,150)
Retained earnings	4,573
Stockholders' Equity	43,208
Total Liabilities and Stockholders' Equity	$ 62,953

See accompanying notes.